AgWiki - VIDEO TRANSCRIPT

Approximately 28% of the people employed across the globe work in agriculture. So why is it ... that with a workforce that big ... and countless resources ... that more than 815 million people are malnourished throughout the world. Why is it that hunger is the leading cause of death globally?

We believe the answer is simple: When farmers and ranchers and backyard gardeners need answers to help them grow sustainable, abundant, and nutritious food, there isn't a preferred place to tum where they can engage each other and experts in the field.

What American farmers know about how to raise wheat more efficiently could help an African farmer turn the 5-bushel crop that he uses to feed his family into a larger harvest that he can use to turn a profit and put back into his local economy.

What farmers in India know about raising corn in drought conditions could help American farmers conserve water without compromising their efficiency.

So, with an increase in climate issues, more disease, and heightening awareness of how what we eat affects our health, shouldn't those involved in agriculture have a central place to go when they need answers?

What AgWiki is really about is helping farmers find better ways to feed the world. It's for helping sustenance farmers feed 3 families instead of one. It's about finding a way to make the 700+ million people who go to bed hungry every night less hungry and more nourished.

Around 1 billion people work in agriculture globally every year. Our aim is to connect these people in a movement to build a better community around agriculture. From the family who just planted their first tomato plant to the 5-hectare family in Pakistan to the 10,000-acre crop farmer in Brazil or Kansas. Every single one of them has a challenge. And AgWiki will bring together the people who have the solutions to those challenges.

Feeding the world is a HUGE undertaking with countless obstacles. But we have the knowledge and the resources and the people to do it. AgWiki will bring all of these people together to help get it done.

We're helping every farmer overcome crop disease by connecting them with researchers. We're helping every rancher grow healthier protein by connecting them with nutritionists who have conducted research and know-how to help. We're solving world food problems ... socially. And we're offering you the opportunity to join us in accomplishing all of this. Invest in AgWiki today.